UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)
(Amendment No. 2)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Peter B. Brandow

Executive Vice President, General Counsel and Secretary

Regal Entertainment Group

7132 Regal Lane

Knoxville, Tennessee  37918

(865) 922-1123

Richard J. Mattera

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 635309107

1	Names of Reporting Persons Regal Entertainment Group

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 25,425,689 shares(1)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 25,425,689 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,425,689 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.6%

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 25,425,689 common membership units of National CineMedia, LLC, which are held by one of Regal Entertainment Group’s wholly owned subsidiaries, Regal CineMedia Holdings, LLC (as more fully explained in Item 5 to this Amendment No. 2), and which are immediately redeemable on a one-to-one basis for shares of National CineMedia, Inc. Common Stock, or a cash payment equal to the market price of one share of National CineMedia, Inc.’s Common Stock.

CUSIP No. 635309107

1	Names of Reporting Persons Anschutz Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 25,425,689 shares(1), (2)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 25,425,689 shares(1), (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,425,689 shares(1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.6%

14	Type of Reporting Person (See Instructions) CO

(2) Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal Entertainment Group through its ownership of 23,708,639 shares of Class B Common Stock of Regal Entertainment Group, which are convertible into a like number of shares of Class A Common Stock and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 78.2% of the voting power of Regal Entertainment Group.  Therefore, Anschutz Company may be deemed to control Regal Entertainment Group.  Philip F. Anschutz owns 100% of the outstanding capital stock of Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock of National CineMedia, Inc. that may be deemed to be beneficially owned by Regal Entertainment Group.

CUSIP No. 635309107

1	Names of Reporting Persons Philip F. Anschutz

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares

	8	Shared Voting Power 25,425,689 shares(1), (2)

	9	Sole Dispositive Power -0- shares

	10	Shared Dispositive Power 25,425,689 shares(1), (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,425,689 shares(1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.6%

14	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE.

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2008 (the “2008 Schedule 13D”) and amended by Amendment No. 1 thereto filed with the SEC on March 20, 2009 (“Amendment No. 1”) by Regal Entertainment Group (“Regal”), Anschutz Company (“Anschutz Co.”) and Philip F. Anschutz (“Mr. Anschutz,” and with each of Regal, Anschutz Co., and Mr. Anschutz being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of National CineMedia, Inc., a Delaware corporation (“National CineMedia”) is being filed by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and the joint filing agreement filed as Exhibit C to the 2008 Schedule 13D, to report additional information under Item 5(a).  Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Common Unit Adjustment Agreement dated February 13, 2007, by and among the National CineMedia, National CineMedia, LLC, Regal CineMedia Holdings, LLC (“Regal CineMedia”), American Multi-Cinema, Inc., Cinemark Media, Inc., Regal Cinemas, Inc. and Cinemark USA, Inc., as described in Item 3 to the 2008 Schedule 13D and incorporated by reference to Exhibit A thereto or the 2008 Schedule 13D, as applicable.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended to replace Item 5(a) with the following:

(a)           Including the 522,430 NCM Units that Regal’s wholly owned subsidiary, Regal CineMedia, obtained on March 17, 2009, Regal currently may be deemed to beneficially own 25,425,689 shares of Common Stock through Regal CineMedia’s ownership of 25,425,689 NCM Units.  NCM Units are immediately redeemable on a one-to-one basis for shares of Common Stock, or a cash payment equal to the market price of one share of Common Stock.  Regal’s beneficial ownership of 25,425,689 shares of Common Stock equals approximately 37.6% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis.

Regal CineMedia is a wholly owned subsidiary of Regal CineMedia Corporation (“RCM”).  RCM is a wholly owned subsidiary of Regal Cinemas Inc. (“RCI”).  RCI is a wholly owned subsidiary of Regal Cinemas Corporation (“RCC”).  RCC is a wholly owned subsidiary of Regal Entertainment Holdings, Inc. (“REH”).  REH is a wholly owned subsidiary of Regal.  As a result, each of them may be deemed to share the power to vote and dispose of the Shares of Common Stock that may be deemed to be beneficially owned by Regal.

Anschutz Company beneficially owns 73,708,639 shares of Class A Common Stock (“Class A Common Stock”) of Regal through its ownership of 23,708,639 shares of Class B Common Stock of Regal, which are convertible into a like number of shares of Class A Common Stock and 50,000,000 shares of Class A Common Stock.  Such ownership represents approximately 78.2% of the voting power of Regal.  Therefore, Anschutz Company may be deemed to control Regal.  Philip F. Anschutz owns 100% of the outstanding capital stock of Anschutz Company.  Therefore, Mr. Anschutz may be deemed to control Anschutz Company.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Regal.

None of the executive officers or directors of Regal or Anschutz Company, who are listed in Schedule A hereto, owns any shares of Common Stock, except as follows: Amy E. Miles, Executive Vice President and Chief Financial Officer of Regal Entertainment Group, jointly with her husband owns 5,000 shares of Common Stock and each has shared voting and dispositive power with respect thereto.  Mr. and Mrs. Miles purchased such 5,000 shares for investment purposes with $70,300 of their own funds, and Mr. and Mrs. Miles share the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such 5,000 shares.  Richard M. Jones, Vice President, Senior General Counsel and Secretary of Anschutz Company owns 500 shares of Common Stock and has sole voting and dispositive power with respect thereto.  Mr. Jones purchased such 500 shares for investment purposes with $10,505 of his own funds, and he is the only person with the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such 500 shares.  Each of the reporting persons expressly disclaims beneficial ownership of any shares of Common Stock owned by Mr. and Mrs. Miles and Mr. Jones.

By virtue of their relationship, Regal, Anschutz Company or Mr. Anschutz may be deemed to beneficially own the Common Stock subject of this Amendment No. 2.  Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Regal), or person listed in Schedule A hereto is the beneficial owner of the Common Stock subject of this Amendment No. 2 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of Regal Entertainment Group, its relevant wholly owned subsidiaries, and Anschutz Company are set forth below.  All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Michael L. Campbell	7132 Regal Lane Knoxville, TN 37918	•	Chairman, Chief Executive Officer and Director of Regal Entertainment Group
		•	President, Chairperson and Director of Regal CineMedia Corporation
		•	Chief Executive Officer of Regal CineMedia Holdings, LLC
		•	Chief Executive Officer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.
Gregory W. Dunn	7132 Regal Lane Knoxville, TN 37918	•	President and Chief Operating Officer of Regal Entertainment Group
		•	Vice President and Director of Regal CineMedia Corporation
		•	President and Chief Operating Officer of Regal CineMedia Holdings, LLC
		•	President, Chief Operating Officer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.
Amy E. Miles	7132 Regal Lane Knoxville, TN 37918	•	Executive Vice President and Chief Financial Officer of Regal Entertainment Group
		•	Vice President, Treasurer and Director of Regal CineMedia Corporation
		•	Executive Vice President and Treasurer of Regal CineMedia Holdings, LLC
		•	Executive Vice President, Chief Financial Officer, Treasurer and Director of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.
Peter B. Brandow	7132 Regal Lane Knoxville, TN 37918	•	Executive Vice President, General Counsel and Secretary of Regal Entertainment Group
		•	Vice President and Secretary of Regal CineMedia Corporation
		•	Executive Vice President, General Counsel and Secretary of Regal CineMedia Holdings, LLC
		•	Executive Vice President, General Counsel and Secretary of Regal Entertainment Holdings, Inc., Regal Cinemas Corporation and Regal Cinemas, Inc.

Alex Yemenidjian	1925 Century Park East	•	Director of Regal Entertainment Group
	Suite 1975 Los Angeles, CA 90067	•	Chairman of the Board and Chief Executive Officer of Armenco Holdings, LLC
Thomas D. Bell, Jr.	191 Peachtree Street	•	Director of Regal Entertainment Group
	Suite 3600 Atlanta, GA 30303	•	Chairman and Chief Executive Officer of Cousins Properties, Incorporated
David H. Keyte	707 17th Street,	•	Director of Regal Entertainment Group
	Suite 3600 Denver, CO 80202	•	Executive Vice President and Chief Financial Officer of Forest Oil Corp.
Lee M. Thomas	50 N. Laura Street	•	Director of Regal Entertainment Group
	Jacksonville, FL 32202	•	President and Chief Executive Officer of Rayonier, Inc.
Stephen A. Kaplan	333 Grand Avenue	•	Director of Regal Entertainment Group
	28th Floor Los Angeles, CA 90071	•	Principal of Oaktree Capital Management, LLC
Jack Tyrrell	1201 16th Avenue South	•	Director of Regal Entertainment Group
	Nashville, TN 37212	•	Managing Partner of Richland Ventures L.P., Richland Ventures II, L.P. and Richland Ventures III, L.P.
Nestor R. Weigand, Jr.	150 N. Market Wichita, KS 67202	•	Director of Regal Entertainment Group Chairman and Chief Executive Officer of J.P. Weigand & Sons, Inc.
Charles E. Brymer	437 Madison Avenue	•	Director of Regal Entertainment Group
	20th Floor New York, NY 10022	•	President and Chief Executive Officer of DDB Worldwide Communications Group, Inc.
Philip F. Anschutz	555 17th Street, Suite 2400 Denver, CO 80202	•	Chairman, Chief Executive Officer and Director of Anschutz Company
Cannon Y. Harvey	555 17th Street, Suite 2400 Denver, CO 80202	•	President, Chief Operating Officer and Director of Anschutz Company
Craig D. Slater	555 17th Street, Suite 2400 Denver, CO 80202	•	Vice President and Director of Anschutz Company
Bruce F. Black	555 17th Street, Suite 2400 Denver, CO 80202	•	Executive Vice President and General Counsel of Anschutz Company
Richard M. Jones	555 17th Street, Suite 2400 Denver, CO 80202	•	Vice President, Senior General Counsel and Secretary of Anschutz Company
Wayne A. Barnes	555 17th Street, Suite 2400 Denver, CO 80202	•	Vice President and Chief Financial Officer of Anschutz Company
Thomas G. Kundert	555 17th Street, Suite 2400 Denver, CO 80202	•	Treasurer and Assistant Secretary of Anschutz Company
Scott T. Carpenter	555 17th Street, Suite 2400 Denver, CO 80202	•	Vice President of Anschutz Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2009	REGAL ENTERTAINMENT GROUP

	By:	/s/ Peter B. Brandow
	Name:	Peter B. Brandow
	Title:	Executive Vice President, General Counsel and
Secretary

Date: March 26, 2009	ANSCHUTZ COMPANY

	By:	Philip F. Anschutz
	Title:	Chairman

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact

Date: March 26, 2009	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact